UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 OF THE SECURITIES
EXCHANGE ACT OF 1934

For the month of January 2011

Commission

File Number 000-5149

CONTAX PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

Contax Holding Company
(Translation of Registrant's name in English)

Rua do Passeio, 56 – 16th floor
Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☑

1.                  Identification of the People Responsible for the content of this Reference Form

CONSIDERATIONS REGARDING THIS REFERENCE FORM

The Reference Form is prepared based on CVM Instruction 480.

The date of the last update of this reference form does not necessarily mean that this document had all of its information updated by the stated date, but that some or all of the information contained herein has been updated according to Article 24 of CVM Instruction 480 heading and paragraphs 1º, 2º and 3º.

This reference form is not characterized as a document for a public offering of securities of the Company and does not constitute an offer to sell or a solicitation of an offer to buy securities in Brazil or in any other jurisdiction.

1.1.      Statements by the President and Director of Investor Relations, stating that: (a) they reviewed the reference form, (b) all information contained in the Reference Form comply with the provisions in CVM Instruction 480, in particular to Articles 14 to 19; and (c) the information contained in it is a true picture, accurate and complete of the economic and financial situation of the issuer and the risks inherent in their activities and securities issued by it.

I, Michel Neves Sarkis, CEO, Financial Director and Director of Investor Relations of the Company, hereby declare that I have reviewed the reference form, that all information contained on this form meet the provisions of CVM Instruction 480, in particular to Articles 14 to 19, and that all information in it is an accurate and complete description of the economic and financial situation of the Company and the risks inherent in their activities and securities issued by it.

6.                  Our History

6.1.      Data relating to the establishment of the Company

a.    Date

            The Company was incorporated on July 31, 2000.

b.   Type of business organization

            Constituted as a corporation.

c.    Country of incorporation

            Federative Republic of Brazil.

6.2.      Inform term of duration, if any

The Company has an unlimited duration.

6.3.      Brief history

The Company was incorporated on July 31, 2000, under the name Caroaci Participacões S.A., with the objective of participating in other companies, commercial and civil, as a partner or shareholder in the country or abroad.

Contax Participações S.A. is the controller of Contax S.A. (Contax) a corporation incorporated in Brazil on April 3, 2000. In November 2009, there was a change of name, from TNL Contax S.A. for the current name. Contax is the operational entity which carries out the activities of contact center services

On November 26, 2004, the Board of Directors of Tele Norte Leste Participações S.A. ("TNL"), approved the subscription of a capital increase from company controlled Caroaci Participações S.A. ("Caroaci"), which received  99.9% shares of the company also subsidiary TNL Contax S.A.

On November 30, 2004 to Caroaci was named Contax and moved its headquarters to Rio de Janeiro. On the same date, the Contax had its capital increased from R$ 223,708 thousand and its capital reserves increased from R$ 50,000 thousand, and those increases have been subscribed and paid by TNL to:

(i)          The totality of the shares held by TNL Contax, the value of the equity of Contax, the base date of 31 October 2004, valued at R$ 126,030 thousand;

(ii)               Loans held by TNL Contax against the amount of R$ 57,678 thousand, due to earlier mutual agreement between these companies; and

(iii)             Currency, in the amount of R$ 90,000 thousand, in order to allow the Contax had enough equity to various scenarios of growth, independent third-party resources.

On December 29, 2004, the shareholders of TNL, an Extraordinary General Meeting, approved the reduction of share capital of the Company, without changing the number of shares, with the consequent delivery of the shares of Contax to all shareholders of TNL at same percentage of their participation in the capital of TNL ("Spin-off"). The proposal of the Board to split the Contax in favor of the shareholders of TNL occurred for two main reasons: (i) to shine the full value of the company as a separate entity and (ii) enable the management of TNL to focus on telecommunications operations. That division was held in August 2005 with the delivery of the shares of the Company to the shareholders of TNL.

In 2005, the Company obtained its registration with the Stock Exchange (BOVESPA) and the Security Exchange Commission (SEC) and from 29 August 2005, began the negotiations of its shares on the BOVESPA and the OTC (over the counter) in the U.S. (via ADS). In December 2005, the Company's share capital was represented by 127,373,917 shares and 254,747,800 preferred shares.

On October 17, 2007, shareholders approved a reverse stock split of all shares representing the capital of the Company, on the order of twenty (20) to one (01) share the same type. The reverse split was approved because the millions of shareholders 'inactive' the Company inherited from the breakup of Telemar, and in order to reduce administrative and operating costs, in addition to providing these small shareholders a form of short-term liquidity, Contax decided to do the reverse split.

After the reverse split, the Company's capital is now represented by 5,824,772 common shares and 10,031,914 preferred shares, and the ratio of exchange of ADSs for preferred shares has become, for twenty (20) for each ADS (01) preferred share.

On April 25, 2008, concluded negotiations concerning the restructuring of the ownership structure of Telemar Participações, Contax's controlling shareholder. The restructuring included the following steps: (i) increase the capital of Telemar Participações, (ii) repurchase of the outstanding shares of Telemar Participações, (iii) purchase and sale of shares between the shareholders of Telemar Participações and (iv) restructuring of Fiago S.A. (a shareholder of Telemar Participações).

On the same date, shareholders of Telemar Participações, meeting in Extraordinary Assembly, unanimously approved the partial division of Telemar Participações, with the transfer of the share of net assets related to shares issued by Contax and held by the Telemar Participações a new company created specifically for this purpose, called CTX Participações S.A.

The spin-off was needed to separate the interests of Telemar Participações in two companies operating respectively in the contact center industry and telecommunications. In spite of Telemar Participações and CTX Participações shareholders have in common are two different investment groups, with different profiles of directors and, therefore, independently managed. As controlling shareholder, CTX Participações S.A. is fully responsible for the strategic guidelines of the Contax and its subsidiaries.

In October 2008, the Company invested in a new subsidiary, Todo Soluções em Tecnologia S.A. ("Todo"). The launch of operations in the segment of outsourcing information technology through a new company is intended to expand the portfolio of services and entering new markets the Company, without losing focus on core business, the contact center industry (Voice Process Outsourcing) operated by Contax.

Contax S.A. holds 80.0% of the voting and total capital of Todo, with the remaining shares of stock held indirectly by the executives of Todo. A Shareholders Agreement and other documents were signed between the parties regulating issues such as non-competition between companies and restrictions on the sale of shares by minority shareholders. Todo is managed independently from Contax, with different directors and executives with its headquarters located in Sao Paulo. Todo commenced operations in April 2009 with an initial focus on development of service delivery for Contax.

At an Extraordinary General Meeting held on 13 November 2009, our shareholders approved a reverse split of all shares of capital stock of the Company at the rate of fifty (50) shares to one (01) share, with the simultaneous breakdown of each share type at a ratio of 01 (a) existing share after the reverse split, to 200 (two hundred) shares of its kind. The reverse stock split and stock split were adopted with the aim of: (i) reduce administrative and operational costs for the Company and its stockholders, (ii) improve the efficiency of systems of records, controls, and disclosure of Contax (iii) reduce the chances of errors in information and communication, improving service to the Company's shareholders, and (iv) improving the market price and liquidity of shares.

The reverse split and the stock split occurred on January 15, 2010, and thereafter, the Company's shares have been traded exclusively on the proportions of the reverse split and split. Since then, as a result of such movements, the Company's capital consists of 59,770,600 shares, of which 23,089,600 are common shares and 36,681,000 are preferred. Due to the movements described above, the exchange ratio between preferred shares to ADSs was changed to five (05) for each ADS (01) preferred share.

6.4       Date of registration with CVM or indication that the registration is being requested

The Company has obtained the company's registration with the CVM on October 29, 2001.

6.5       Describe the main corporate events, such as takeovers, mergers, spin offs, acquisition of shares, disposals and acquisitions of shareholding control, acquisitions and disposals of important assets which the Issuer or any of its subsidiaries or affiliated companies have carried out, indicating: a) event b) Principal business conditions; c) companies involved, d) effects resulting from the operation on the shareholding structure, especially on the participation of the controller, of shareholders holding more than 5% of share capital and directors of issuer; e) Corporate Table before and after operation

The major corporate event in the last three years was the Contax subscription of new ordinary shares of TODO Soluções em Tecnologia S.A. corresponding to 80% of the total voting capital of this company. Todo formed in September 2008, is a corporation, privately held, which is engaged in the provision of services of information technology in general and information technology, software development and integrated solutions, complete and customized including the management of all or part of the value chain of outsourced business processes in general, back office processing, customer relationship management, among others.

Besides this, 5,733 shares of capital stock of BRC - XVI Empreendimentos Imobiliários Ltda. (“BRC”), in nominal value of $ 1.00 each, all subscribed and paid, were transferred, for consideration by Bracor Real Estate Investments SA ("Bracor") for Contax, as the 4th Amendment of the Social Contract registered in JUCESP. The BRC, a special purpose company was acquired by Contax in the light of the commercial relationship between the Contax and Bracor together to qualify for Selective Incentive Programme for the region adjacent to the Light Station, the central area of the City of São Paulo, under Law of the State of Sao Paulo No. 14256 of 30/12/2006, in order to develop the project which will involve the acquisition of land and construction of an administrative building with an area of approximately 15,000 square meters ("Property") and the rental of this property for Contax through an unusual lease contract for a period of 10 (ten) years.

6.6       Indicate whether there was a petition for bankruptcy, provided that it was based on a significant amount, or for judicial or extra-judicial recovery of the Issuer, and the current status of such petitions

To date, there was no bankruptcy petition filed by the Company based on material value, or petition for judicial or extrajudicial.

6.7       Other relevant information

No further relevant information about this item 6.

9.                  Relevant Assets

9.1.      Non-current Assets

a.  Non-current assets, including those rental or leasing object, identifying your location

The main properties of the Company, owned or leased, are located in the South, Southeast and Northeast of Brazil. We believe that existing plants are sufficient to meet current requirements and to accommodate minor expansions. Instead of maintaining extra capacity for future demands, we have opted for a strategy of using high capacity. In order to meet the requirements of aggressive implementation of new clients, we develop a group of suppliers with standardized products and services capable of responding quickly to our need for expansion or installation of additional workstations. Moreover, in places like Sao Paulo and Rio de Janeiro, where we believe there is a greater likelihood of future growth of customer demand, we tried to rent facilities to allow significant expansion if needed. On December 31, 2009, the Company had 304,791 square feet of building area on premises occupied. The duration of leases of real estate varies from 5 to 10 years. The Company has an option to renew for the same period.

The following table shows the consolidated net book value and the percentage of fixed assets for the periods indicated below:

In thousands of R$
Fiscal year ended December 31,
	2009	(%)	2008	(%)	2007	(%)
Computer equipment	94,324	26.76%	97,987	32.15%	77,162	30.32%
Furniture and fixtures	46,380	13.16%	44,836	14.71%	36,476	14.33%
Installations in third party properties	170,692	48.43%	132,911	43.61%	118,309	46.49%
Assets under construction	5,473	1.55%	3,977	1.31%	1,530	0.60%
Buildings	2,499	0.71%	2,604	0.85%	2,628	1.03%
Land	831	0.23%	831	0.27%	831	0.33%
Other assets	32,274	9.16%	21,654	7.10%	17,531	6.90%
Total	352,473	100%	304,799	100%	254,467	100%

The following table presents information about our facility at December 31, 2009:

		Building	Owned or		Rental
Sites	State	area (in m2 )	rented	Insurance	Agreement
Passeio	RJ	24,044	Rented	Yes	11/10/2010
Mackenzie	RJ	10,077	Rented	Yes	12/30/2009 (1)
Mauá	RJ	9,702	Rented	Yes	2/28/2013
Niterói	RJ	13,624	Rented	Yes	12/30/2009 (1)
Riachuelo	RJ	2,335	Rented	Yes	1/14/2013
São Cristóvão (2)	RJ	5,600	Owned	Yes	-
Beneditinos	RJ	1,330	Rented	Yes	3/31/2013
Engenho de Dentro	RJ	3,368	Rented	Yes	11/30/2012
Rio Comprido	RJ	6,479	Rented	Yes	10/31/2013
Alameda Santos	SP	1,110	Rented	Yes	3/25/2012
Alegria	SP	19,000	Rented	Yes	11/20/2017
Antártica	SP	21,621	Rented	Yes	6/13/2014
Augusta	SP	3,497	Rented	Yes	5/31/2011
Inhaúma	SP	3,350	Rented	Yes	6/30/2011
Lapa	SP	17,375	Rented	Yes	12/31/2012
Oliveira Coutinho	SP	3,419	Rented	Yes	9/30/2013
Paulista/ Conj. Nacional	SP	14,711	Rented	Yes	4/23/2012
Rubens Meireles	SP	2,752	Rented	Yes	7/2/2011
Contorno	MG	7,290	Rented	Yes	7/30/2010
Prado	MG	11,998	Rented	Yes	12/31/2014
Comércio	BA	11,000	Rented	Yes	3/30/2014
Fonte Nova	BA	10,296	Rented	Yes	12/30/2009 (1)
Fortaleza	CE	15,246	Rented	Yes	12/30/2009 (1)
Nascente	CE	2,248	Rented	Yes	12/31/2013
Aurora	PE	8,584	Rented	Yes	10/1/2012
Conquista	PE	9,256	Rented	Yes	2/24/2011
Príncipe	PE	3,805	Rented	Yes	12/30/2009 (1)
Santo Amaro	PE	40,270	Rented	Yes	10/20/2015
Navegantes	RS	12,103	Rented	Yes	12/31/2015
Brasília	DF	4,045	Rented	Yes	12/31/2010
Barão de Tefé (3)	RJ	1,300	Rented	Yes	1/31/2011
Alameda Santos (3)	SP	3,261	Rented	Yes	3/15/2014
Florianópolis (3)	SC	695	Rented	Yes	7/1/2012
Total		304,791

(1) We are currently negotiating with Oi terms of the renewal of concessions such sites
(2) We acquired this property in December 2007
(3) Todo's Facilities

b.  Patents, trademarks, licenses, grants, franchises and technology transfer agreements, including

On December 30, 2008, Tele Norte Leste Participações S.A. transferred to us at no cost 18 trademark applications/registrations containing the word “Contax” filed before the Brazilian Patent and Trademark Office (Instituto Nacional de Propriedade Industrial).  The record of this assignment and the respective publication by the Brazilian PTO are still pending.  The portfolio includes 15 trademark registrations and three pending registrations.

On November 18, 2008, Todo filed two trademark applications with the Brazilian PTO.  On March 20, 2009, Todo filed eight trademark applications, which have not yet been published for the knowledge of third parties.  All of Todo’s trademarks are pending registration, and two are being contested by third parties. The Company believes its remotely possible the chance of success by others in challenging the filings described above, resulting in the loss of their rights in contested marks.

i.   Duration

Upon completion of the examination of applications, the tags will be valid for 10 years from the date of grant of registration, renewable for successive periods.

ii.  Territory Affected

The Company's brands have registered with the INPI, and those pending registration shall, after completion of the examination of requests, valid throughout the national territory.

iii. Events that can cause loss of rights relating to such assets

At the administrative level, applications for trademark registration and patent analysis that are under the INPI may be denied. With respect to trademark registrations already granted a third-party (or its own INPI) may try to harm the Company's records (with processes such invalidity or forfeiture).

In the judicial sphere, while the Company is the holder of the registration and applications for registration of most of its brands and also holder of the domain name, you can not ensure that third parties will not claim that the Company is violating their intellectual property rights and eventually obtain a victory.

iv. Possible consequences of loss of such rights for the Company

To maintain the registration of trademarks and domain names, a regular payment is done to the relevant bodies, after the expiry of the term of each of them, the payment of due taxes is essential to prevent the extinction of the records and the consequent termination of the rights holder.

The Company believes it is the remote chance of not renewing the license to use its trademarks.

A possible loss of rights to marks already registered by the Company could result in the end the right of exclusive use of the same national territory.

The Company believes it will achieve the registration of trademarks and pending registration will not lose rights to the brands that are being contested, and that failure to obtain such records or loss of these marks will not cause a negative effect materially adverse to its operations and financial condition. However, the loss of some brands as strategic to the Company could result in a substantial loss of company assets.

c.  The companies in which the Issuer has an ownership interest and inform about these companies: i. Corporate Name; ii. Headquarters; iii. Activities Developed; iv. Issuer´s ownership interest; v. Subsidiary or affiliated company; vi. Registry with the CVM

Contax has three subsidiaries, and these are not registered with the CVM.

            Contax SA, with headquarters at Rua do Passeio, No. 48-56 - part, Centro, CEP: 20021-290, City and State of Rio de Janeiro. As a corporation, privately held, which is engaged in the provision of tele-services in general. Contax Participações owns 100% of the share capital of Contax.

Todo Soluções em Tecnologia S.A. is headquartered in Alameda Santos, 1767 and No. 1773, Cerqueira César, CEP 01419-002, City and State of Sao Paulo. As a corporation, privately held, which is engaged in the provision of services of information technology and computing in general. The subsidiary of Contax, Contax S.A., owns 80% of the shares representing the capital of Todo.

BRC – XVI Empreendimentos Imobiliários LTDA, with headquarters at Rua da Alegria, No. 68, 96 (part), Bras, CEP: 03043-010, City and State of Sao Paulo. As a special purpose company to license for the Incentive Program Selective region adjacent to the Station of Light The subsidiary of Contax, Contax SA holds 100% of the shares representing the share capital of BRC.

vii.     Book value of ownership interest

			Contax		TODO	BRC XVI
	2009	2008	2007	2009	2008	2009
Participation in subsidiaries (directly and
indirectly) -%	100%	100%	100%	80%	80%	100%
Number of shares	309,550,226	309,550,226	309,550,225	8,000	8,000	-
Income (loss) in the exercise	149,139	94,405	46,801	(3,168)	14	-
Equity income	149,139	94,405	46,801	(2,534)	11	-

Capital	223,900	223,900	223,900	10	10	6
Shareholders' equity before distribution of
dividends	371,025	370,628	288,861	7,228	10,396	1
Proposed dividends	(141,682)	(148,743)	(12,637)	-	-	-
Total investments	229,343	221,885	276,224	5,783	8,317	1

  viii.     Market value of participation as the price of the shares at the close of the fiscal year, when such shares are traded on organized securities

Not applicable, since they are private companies.

  ix.     Appreciation or depreciation of such participation in the past 3 fiscal years, according to the book value

Not applicable.

    x.     Appreciation or depreciation of such participation in the past 3 fiscal years, according to market value

Not applicable, since they are private held companies.

  xi.     Amount of dividends/interest on capital received over the past three years

	Dividends (In thousand reais)
Company Name	2009	2008	2007
Contax S.A.	141,682	148,743	12,637
Todo BPO Soluções em Tecnologia S.A.	-	-	-
BRC XVI LTDA	-	-	-

Reasons for the acquisition and maintenance of such participation

Contax S.A: Performance in the segment of contact center and BPO (Business Processing Outsourcing), with a focus on managing customer relationships.

Todo Soluções em Tecnologia S.A.: Marketing of Information Technology solutions developed in the environment of contact centers.

BRC XVI LTDA: Develop and implement the project alone housing inserted in Selective Incentive Programme for the region adjacent to the Estação da Luz (“Programa Nova Luz”), in the central area of São Paulo. The BRC is a signatory and beneficiary of the Term Tax Benefit Grant No. 10/2008 signed by the City of São Paulo and its Board of Selective Incentive Program for the Region Adjacent to the Estação da Luz.

12.              General Assembly and Administration

12.6     For each of the directors and supervisory directors of the Issuer, state in tabular form

a.        Name; b. Age; c. Profession; d. CPF or passaport number; e. Position occupied; f. Election date; g. Date of occupation; h. Mandate term; i. Other duties or functions exercised in the emitter; j. Indication if he was elected by the controller or not.

The current Board of Directors of the Company were elected at the Shareholder’s General Meeting held on April 7, 2009, for a term of three years and will serve until the Shareholder’s General Meeting to be held in 2012.

The Company's Fiscal Council was elected at the Shareholder’s General Meeting on April 28, 2010, with a term of one year until the date of the Shareholder’s General Meeting to be held in 2011.

Board of Directors - Effective:
Name	Born on	Profession / Education	CPF	Possession Date	Term Mandate	Other Positions	Elected by the Controller

Fernando Antonio Pimentel Melo	8/29/1953	Lawyer	085.399.444-72	SGM - 04/07/09	SGM 2012	No	Yes
Pedro Jereissati	5/24/1978	Business Adm.	273.475.308-14	SGM - 04/07/09	SGM 2012	No	Yes
Carlos Jereissati	09/04/71	Business Adm.	146.626.458.67	SGM - 04/07/09	SGM 2012	No	Yes
Cristina Anne Betts	10/20/1969	Business Adm.	144.059.448-14	SGM - 04/07/09	SGM 2012	No	Yes
Otávio Marques de Azevedo	5/31/1951	Electrical engineer	129.364.566-49	MBD - 05/04/10	SGM 2012	No	Yes
Antonio Adriano Silva	02/03/44	Business Adm.	056.346.956-00	SGM - 04/07/09	SGM 2012	No	Yes
Armando Galhardo Nunes Guerra Junior	2/13/1956	Business Adm.	277.764.336-91	MBD - 05/04/10	SGM 2012	No	Yes
Paulo Edgar Trapp	09/12/48	Economist	013.110.770-49	MBD - 05/04/10	SGM 2012	No	Yes
Marcel Cecchi Vieira	4/27/1974	Engineer	143.917.738-48	MBD - 05/04/10	SGM 2012	No	Yes
Sergio Francisco da Silva	01/03/62	Banking	037.302.708-77	SGM - 04/07/09	SGM 2012	No	Yes
Newton Carneiro da Cunha	07/09/55	Business Adm.	801.393.298-20	SGM - 04/07/09	SGM 2012	No	Yes
Manuel Jeremias Leite Caldas	01/08/56	Engineer / Economist	535.866.207-30	SGM - 04/07/09	SGM 2012	No	No

Board of Directors - Alternate:
Name	Born on	Profession / Education	CPF	Possession Date	Term Mandate	Other Positions	Elected by the Controller

Márcio de Araújo Faria	07/09/50	Electrical engineer	298.088.807-97	SGM - 04/07/09	SGM 2012	No	Yes
Carlos Francisco Ribeiro Jereissati	6/21/1946	Economist	000.365.013-87	SGM - 04/07/09	SGM 2012	No	Yes
Alexandre Jereissati Legey	01/02/70	Chemical engineer	954.529.077-34	SGM - 04/07/09	SGM 2012	No	Yes
Ivan Ribeiro de Oliveira	07/12/48	Engineer	118.057.496-68	MBD - 05/04/10	SGM 2012	No	Yes
João José de Araújo Pereira Pavel	03/02/82	Economist	092.798.377-02	MBD - 05/04/10	SGM 2012	No	Yes
Cristiano Yazbek Pereira	9/16/1975	Engineer	267.577.938-57	MBD - 05/04/10	SGM 2012	No	Yes
Flavio Eduardo Sznajder	3/15/1971	Engineer	016.724.717-45	MBD - 05/04/10	SGM 2012	No	Yes
Antônio Bráulio de Carvalho	11/03/57	Lawyer	309.882.766-15	SGM - 04/07/09	SGM 2012	No	Yes
Luis Antonio dos Santos	2/18/1953	Economist	315.774.237-04	SGM - 04/07/09	SGM 2012	No	Yes
Alfredo Ferreira de Marques Filho	7/18/1960	Auditor	028.236.498-67	SGM - 04/07/09	SGM 2012	No	No
Vago	-	-	-	-	-	-	-
Vago	-	-	-	-	-	-	-

Fiscal Council - Effective:
Name	Born on	Profession / Education	CPF	Possession Date	Term Mandate	Other Positions	Elected by the Controller

Sidnei Nunes	9/28/1959	Business Adm.	011.355.928-37	SGM - 04/28/10	SGM 2011	No	Yes
Eder Carvalho Magalhães	07/01/68	Accountant	637.838.356-15	SGM - 04/28/10	SGM 2011	No	Yes
Sergio Mamede Rosa do Nascimento	4/29/1954	Banking	650.042.058-68	SGM - 04/28/10	SGM 2011	No	Yes
Aloisio Kok	12/24/1948	Economist	375.089.468-04	SGM - 04/28/10	SGM 2011	No	No
Vanessa Montes de Moraes	9/21/1981	Economist	092.490.537-97	SGM - 04/28/10	SGM 2011	No	No

Fiscal Council - Alternate:
Name	Born on	Profession / Education	CPF	Possession Date	Term Mandate	Other Positions	Elected by the Controller

Aparecido Carlos Correia Galdino	4/14/1951	Business Adm.	666.708.708-25	SGM - 04/28/10	SGM 2011	No	Yes
Helton da Silva Soares	2/25/1977	Accountant	000.185.326-08	SGM - 04/28/10	SGM 2011	No	Yes
Mário Magalhães de Souza	10/17/1941	Banking	050.368.607-72	SGM - 04/28/10	SGM 2011	No	Yes
Susana H. Stiphan Jabra	8/26/1957	Economist	037.148.408-18	SGM - 04/28/10	SGM 2011	No	No
Ricardo Magalhães Gomes	8/27/1970	Electrical engineer	014.729.747-86	SGM - 04/28/10	SGM 2011	No	No

Statutory Board:
Name	Born on	Profession / Education	CPF	Possesion Date		Term Mandate	Other Positions

Michel Neves Sarkis	2/28/1969	Business Adm.	950.392.367-00	MBD - 05/05/09		MBD 2012	No
Dimitrius Rogério de Oliveira	2/4/1973	Electrical Engineer	149.098.998-63	MBD - 11/30/10		MBD 2012	No
Eduardo Noronha	7/29/1971	Mechanical Engineer	941.931.696-34	MBD - 07/28/09		MBD 2012	No

 12.8     For each of the directors and supervisory directors, provide:

a.    Curriculum, containing the following information: i. Main professional experience over the past five years, including: Company’s name, Designation and functions of the office, the company's main activity in which such experiences occurred, highlighting the companies or organizations that comprise (i) the economic group of the issuer, or (ii) membership with a direct or indirect, less than 5% of the same class or kind of securities of the issuer; ii. Statement of all positions of management who hold or have held in companies.

Board of Directors (Effective)

Fernando Antonio Pimentel Melo

Born August 29, 1953, he holds a degree in law from the Federal University of Pernambuco.  He has been the CEO of the Fundação Atlântico de Seguridade Social since March 2005.  He has been an active member of the Board of Directors of CTX Participações S.A. since April 2008 and Contax Participações S.A, whose main activity is to join a company that provides call center services, since June 2008.  He was an alternate member of the Board of Directors of Telemar Participações S.A. from April 2006 to April 2009.  He also acted as the CEO of the Fundação Telebrás de Seguridade Social (SISTEL) from 2000 to 2004, and as its pension officer from 1991 to 2000.  Previously he acted as the CEO of ABRAPP from 2001 to 2007.

Pedro Jereissati

Born May 24, 1978, he holds a degree in Business Administration from Fundação Armando Álvares Penteado - FAAP, and obtained an MBA from Kellogg School of Management of the Northwestern University, in Chicago, USA, in 2005.  He joined the Jereissati group in 1995, and currently holds the position of CEO of Telemar Participações S.A., the controlling company of Tele Norte Leste Participações S.A.  He worked for the Jereissati group in the real estate area, which is composed of the shopping center area and office buildings area.  In 1998, he was transferred to the Jereissati group’s telecommunications company, LF Tel S.A., where he holds the position of officer.  He was the Vice President of Finance of Iguatemi Empresa de Shopping Centers S.A. from 2005 to 2007.  He is the Vice President and Superintendent of the holding company, La Fonte Telecom S.A.  He was a member of the Board of Directors of Pegasus Telecom and is a member of the Board of Directors of holding companies, such as Jereissati Participações S.A., Iguatemi Empresa de Shopping Centers S.A., Telemar Participações S.A., Coari Participações S.A., Calais Participações S.A., CTX Participações S.A., Privatinvest Participações S.A. and Alium Participações S.A., as well as of the telecommunications companies Telemar Norte Leste S.A., Tele Norte Celular Participações S.A., TNL PCS S.A., Tele Norte Leste Participações S.A. and Brasil Telecom S.A. He is also a Director of the Telemar Institute (Oi Futuro).

Carlos Jereissati

Born September 4, 1971, he graduated in Business Administration from the Escola de Administração de Empresas of Fundação Getúlio Vargas (FGV-SP) in 1994 and attended post-graduate courses abroad, including: Management for Success (University of Michigan Business School, 2002), Spring Convention (International Council of Shopping Centers, 1998, 1999 and from 2002 to 2006) and Real Estate Finance & Investment (Euromoney Training, 1998).  He has been part of the management team of Iguatemi Empresa de Shopping Centers (IESC) since 1996, of which he is currently President.  He is a member of the Board of Directors of holding companies such as Jereissati Participações S.A., LF Tel S.A., La Fonte Telecom S.A., Telemar Participações S.A., CTX Participações S.A. and the telecommunications company Tele Norte Leste Participações S.A.  He served as President and Vice President of the Brazilian Association of Shopping Centers S.A. (ABRASCE) from 2002 to 2004 and 2005 to 2006, and serves on its Consultative Council.  He was an advisor to the Economic and Social Development Council and has been a member of the Brazil Voluntary Association (IBRAVO) since 1995 and associated with the International Council of Shopping Centers (ICSC) since 1994.  In 2007, he was elected a “Young Global Leader”, a title awarded by the World Economic Forum.

Cristina Anne Betts

Born October 20, 1969, she obtained a degree in Business Administration from the Fundação Getúlio Vargas (FGV) in 1991 and holds an MBA from INSEAD in France.  She has been Vice President of Finance of Iguatemi Empresa de Shopping Centers S.A. since April 2008.  Previously she worked at PriceWaterhouse (1992-1995), Banco Credit Suisse First Boston Garantia (1995-1999), Bain & Company (1999-2004) and TAM Linhas Aéreas S.A.  At TAM Linhas Aéreas S.A., she was the Director of Strategic Planning and Controller, and also was the head of the Investor Relations area (2004-2008).  She was appointed as a full member of the Board of Directors of Contax Participações S.A. in April 7th, 2009, with a term of three years.

Armando Galhardo Nunes Guerra Junior

Born February 13, 1956, he graduated in Business Administration, Accounting and Economics from the Universidade Católica de Minas Gerais in 1978.  He developed projects in the areas of management and restructuring for companies like Braspérola, Portal Clicon, Cia AIX de Participações, Andrade Gutierrez, Brasil Ferrovias, Ponteio Lar Shopping and Shopping Píer 21.  He has previously served as the President of UNIPAR – União de Indústrias Petroquímicas S.A., FEM – Projetos, Construções e Montagens S.A. and MRS Logística S.A.  He was also the Director of the Mines and Energy Cabinet and member of the National Council of Privatization responsible for oversight of the state-owned steel companies, CVRD and DNPM, from March 1990 until October 1993.  He serves on the boards of the following companies: Cosipar – Cia Siderúrgica do Pará.  Kepler Weber S/A, MASB – Desenvolvimento Imobiliário S.A and ESTRE Ambiental S.A.  He has previously served on the boards of the following companies: Quattor Participações S.A., Brasil Ferrovias, Unipar, Cosipa, CSN and CST, companies opened in the last 5 years.  He was appointed to the Board of Directors of the Contax Participações S.A. on May 4, 2010. President, since October/07, of the Board of Kepler Weber SA, a company with participation of Previ and the Bank of Brazil; Board member of the abril/10 June/08, Quattor Participacoes SA and Subsidiaries companies with participation of Unipar and Petrobras, Board Member, from April/04 to June/06, the Brazil Railway SA and subsidiaries, companies with participation of Previ, FUNCEF and BNDES.

Otávio Marques de Azevedo

Born May 31, 1951, he holds a degree in Electrical Engineering from the Pontifícia Universidade Católica – Minas Gerais (1974), and has vast experience in the Brazilian telecommunications sector.  He was the President of the Board of Directors of the telecommunications company Tele Norte Leste Participações S.A. (TNL) from October 2003 until October 2004.  He was the Executive Vice-President of TNL and served as its Executive President from August 1998 until February 1999, and was responsible for the implementation of TNL’s first business plan.  In February 1999, he was elected a member of the Advisory Board of Anatel, serving as its President from February 2001 until February 2002.  He is also the CEO of AG Telecom Participações S.A.  He has been the President of Grupo Andrade Gutierrez and of Andrade Gutierrez Telecomunicações Ltda. since 1993.  From 1991 to 1993, he was the Vice-President of Telebrás. Currently, he is the President of the Board of Directors of holding companies, such as Telemar Participações S.A, CTX Participações S.A., Privatinvest Participações S.A. and Alium Participações S.A., and has served on the boards of the telecommunications companies Telemar Norte Leste S.A., Tele Norte Celular Participações S.A., TNL PCS S.A., Tele Norte Leste Participações S.A., Brasil Telecom S.A. and Contax Participações S.A, since being appointed on May 4, 2010.

Marcel Cecchi Vieira

Born April 27, 1974, he holds a degree in Mechanical Engineering from the Universidade de São Paulo, and an MBA from the Tuck School of Business at Dartmouth, and in 2008, he became a CFA.  He was a manager and a partner at Angra Partners Gestão de Recursos e Assessoria Financeira from 2004 until 2009, during which time he was Member of the Board of the Concessão Metroviária do Rio de Janeiro S.A. and a member of the Fiscal Council of Brasil Telecom Participações S.A.  He also worked as a manager of the consulting firm Accenture do Brasil Ltda.

Antonio Adriano Silva

Born March 2, 1944, he holds a degree in Business Administration from University of North Alabama and has been the Chief of Staff for the Vice President of Brazil since 2002.  Previously, he worked at Coteminas – Cia. de Tecidos Norte de Minas from 1979 to 2002, at Asa Criação de Publicidade from 1976 to 1979 and at Associação Comercial de Minas from 1973 to 1976.  He was also a Technical Advisor to Brazilian Senator José Alencar for four years (1999-2002) and has been a member of the Board of Directors of CEMIG – Companhia Energética de Minas Gerais since 1999.

Paulo Edgar Trapp

Born on September 12, 1948, he graduated in Economics from the University of Cruz Alta (Unicruz), in Cruz Alta, RS entered into the database of individuals CPF / MF under No. 013110770-49, worked at the Bank of Brazil S.A from 1969 to 1997, as clerk, Box Executive, Fiscal Operations and Assistant Supervisors. He also worked at the company Banrisul Warehouse Gerais S.A, as Chief Executive Officer from 1999 until 2003. Served as Board member in Banrisul General Store, from April 1999 until April 2003, was Tax Advisor at Banco do Brazil S.A, April 2000-April-2001, he served as Board of Directors at the company Rio Grande Energia SA, August- 2003 until April 2006, he served as Director of Administration at Cia.Paulista Power and Light, April 2006-April-2007, he served as Director of Administration at Cia.Piratininga Power and Light, April 2006-April-2007 he has served as Tax Advisor in Kepler Weber S.A, from April 2007 to April 2009. Elected alternate member of the Board of Directors of Contax on April 7, 2009, with possession on the same date and term of office of three years from December 1, 2009 in the exercise of ownership.

Sergio Francisco da Silva

Born January 3, 1962, he holds a degree in Psychology from Universidade Paulista – São Paulo, and post-graduate degrees in Project (2004) and Planning, Budgeting and Public Management (2005), both from Fundação Getúlio Vargas.  Mr. Silva is currently enrolled under an MBA program at Instituto Brazilian de Mercados de Capitais - IBMEC. He has held the position of Director of Administration and Information Technology of Fundação dos Economiários Federais since August 2007.  Previously, he was Executive Director of APCEF/SP from 1992 to 1994, a member of Caixa Econômica Federal’s (CEF) Labor Relations Committee from 1996 to 1997, a member of the National Executive Board of CEF’s Employees from 1996 to 1998, a member of the São Paulo State Health Board from 1998 to 1999, Health Secretary for the Bank Workers Union of São Paulo, Osasco Region from 1997 to 2000, a member of the Board of Directors of “SÃO PAULO CONFIA” from 2000 to 2002, Finance Secretary for the Bank Workers Union of São Paulo, Osasco Region from 2000 to 2002, a member of the Boards of Directors of Fiago Participações S.A. and Telenorte Celular Participações, and Director of Benefits and Administration with Fundação dos Economiários Federais from 2003 to 2007.  He was a member of the Audit Committee of Brasil Telecom Participações S.A. in 2008 and 2009. He was elected to the office of the Board of Directors of Contax Participações S.A, whose main activity is to participate in companies that provides call center services, in April 2009 with a mandate of three years. He is an alternate member of the Board of CTX Participações SA, a company that invests in other companies, since April 2008.

Newton Carneiro da Cunha

Born July 9, 1955, he holds a degree and a post graduate degree in Corporate Finance from the Universidade Estácio de Sá, and an MBA from the Estudos Aplicados à Previdência – IDEAS / COPPE / UFRJ.  He also holds a Masters’ degree in Pension Plan Management from Alcalá University, Spain.  He has been an Executive Officer of Fundação Petrobras de Seguridade Social – PETROS since 2007, acting for the direction, guidance, coordination, control and surveillance of areas of activity under their responsibility, and yet, to the Executive Board proposing the appointment and dismissal of the members and substitutes for leadership role of first place in their respective areas of activities and served as Secretary General of PETROS from 2003 to 2007, Mr. Cunha is also the CFO of Estacionamento Cinelândia and a Director of TermoBahia S.A. Elected member of the Board of Directors of Contax Participacoes SA on April 7th, 2009, possession with the same date and term of office of three years.

Manuel Jeremias Leite Calof the

Born on January 8, 1956, he graduated in Electrical Engineering from Instituto Militar de Engenharia - IME with master degree and Ph.D. in Economics from the School of Post - Graduate in Economics from Fundacao Getulio Vargas - FGV EPGE-and enrolled at Capital Manager Features such as Financial Consultant since 2007, with analysis of economic conditions, participation in quarterly meetings of economists at the Central Bank (Central Bank), economic-financial companies and participation in portfolio management. Expert in modeling credit mortgage and Lecturer at Banco Itau on "Mortgages". Professor of "online Investotal" to train professionals in the financial market. He also worked at Banco PEBB, from 1996 to 2006, as Manager of the Department. Technical Manager and portfolio database of individuals CPF / MF under no. 535866207-30. Works in High equities. Previously he worked for Banco Gulfinvest in 1995 as Director of Research. He was also the National Bank from 1991 to 1994 as Manager of the Economic Department. He worked at Banco Bozano Simonsen in 1990 as financial analyst and Light SESA in the period 1981 to 1990 as an engineer. Elected member of the Supervisory Board of the Company COSERN. Also elected an alternate member of the Supervisory Board of Eletropaulo. Today was also elected member of the Board of Directors of Contax Participacoes SA on 07/04/2009, possession with the same date and term of office of three years.

Board of Directors (Alternates)

Carlos Francisco Ribeiro Jereissati

Born June 21, 1946, he graduated in Economics from the Mackenzie University in São Paulo in 1968. He is a member of the Board of the telecommunications company Tele Norte Leste Participacoes SA since August 1998, having served as President from August 1998 to August 2000, and again from November 2002 to October 2003. Since 1970, Mr. Jereissati serves as CEO and Chairman of the Board of Directors of the following companies of investments in other Group companies Jereissatii: Jereissati Participacoes SA, LF Tel SA, La Fonte Telecom S.A. He is Chairman of the Board of Iguatemi Companies Shopping Centers SA, company managing shopping centers. He was a member of the Board of BOVESPA, Vice-Chairman of the Board of Directors of the Company Vidraçaria Santa Marina (Saint Gobain Group), a company manufacturing flat glass and glass fibers, Chief Executive of the Brazilian Association of Shopping Centers - ABRASCE and member of the Advisory Board of the Trade Union of Enterprises Buy, Sell, Lease and Property Management Residential and Commercial in St. Paul - SECOVI. He is currently a member of the Board of Directors of the company's participation in other companies, CTX Participações SA, Telemar Participacoes SA, the telecommunications company Tele Norte Leste Participacoes SA and Contax, whose main activity is to join a company that provides services Call Center.

Cristiano Yazbek Pereira

Born on September 16, 1975, he graduated in Mechanical Engineering from the Polytechnic University of São Paulo, has an Executive MBA from BSP and management courses by the Rotman School of Management (University of Toronto) and at ESADE (Barcelona). Appointed member of the Board of Directors of the Company on May 4, 2010, is the Manager of Corporate Strategy LFTel since July 2009. Superintendent of Telefonica in the areas of Strategy, Regulation and Commercial SMEs in Latin America between January 2003 and July 2009. He was a consultant A.T. Kearney in 2001 and 2002 and a consultant at Accenture in 2000. Member of the Board of Directors of Tele Norte Leste Participacoes S.A.

Alexandre Jereissati Legey

Born on January 2, 1970, graduated in Chemical Engineering in 1992 from Federal University of Rio de Janeiro - UFRJ, with a masters degree in Business Administration (MBA) in 1998 by Massachusetts Institute of Technology - MIT. He is currently Chief Financial Officer and Investor Relations companies' investments in other companies LF Tel SA and La Fonte Telecom SA since 1998, companies participating in the group of controlling stake in Telemar Participacoes SA and CTX Participações SA. He was director of new business of Iguatemi Empresa de Shopping Center S.A, shopping mall management company, between the period January 2007 to January 2008, where he worked in exploration, appraisal and feasibility of the new malls of the company.

He is a member of the Finance Committee of the telecommunications company Tele Norte Leste Participacoes S.A. since its establishment in 1999. He started his career in Jereissati Group in 1993 and served as Chief Financial Officer of the Company until 1996. Currently a member of the Board of Directors of the companies investments in other companies Telemar Participacoes S.A., CTX Participações S.A., Privatinvest Participacoes SA and Alium Participacoes S.A., and Contax, whose main activity is to join a company that provides services Call Center. It's Chief Financial Officer and Investor Relations of Privatinvest Participacoes S.A. and Managing Director and Director of Market Relations in Alium Participacoes S.A., both companies investments in other companies. He has experience in structuring transactions and capital markets in the area of mergers and acquisitions, corporate restructuring and evaluation of economic and financial viability of investments.

Flavio Eduardo Sznajder

Born on March 15, 1971, he graduated in Engineering from PUC-RJ, a masters degree in Administrative Sciences (MSc.) Coppead UFRG, and entered into the database of individuals CPF/MF under no.016.724.717-45. Is a partner at Bogari Capital. Was Director of Andrade Gutierrez Telecommunications from 2001 to 2007, member of the Finance Committee of Telemar Participações 2003 to 2007, the Board of Directors of the ethanol plant Agro TG 2006 and 2007, the Board of Directors of Pegasus Telecom S.A 2001 and 2002, senior associate of the telecommunications group at Booz-Allen & Hamilton from 1997 to 1999 and 2001. Gradus also worked in Management Consultancy as a senior associate, and as a trainee at Banco BBM. Elected member of the Board of Directors of Contax Participacoes S.A on April 7th, 2009, possession with the same date and term of office of three years.

Ivan Ribeiro de Oliveira

Born on July 12, 1948, he graduated in electrical engineering from Catholic University of Minas Gerais, has a postgraduate degree in Economic Engineering and Safety Fundação Dom Cabral and attended the INSEAD Advanced Management / FDC. He began his career as an engineer in Telecommunications de Minas Gerais SA (1971-1991), a telecommunications company, where he also served as Manager of Technical Planning Department, Assistant Director and Technical Director. Was Technical Director and Vice President of Construtel Projects and Construction (1991-1998). He was chairman of the telecommunications companies Telemig and Telest the period 1998 to 2001, Regional Managing Director of MG / ES, Director of Strategy and Regulatory Affairs from 2003 to 2004 and Director of Institutional Relations from 2005 to 2006. These companies also served as a member of the Board from 1998 to 2001. He has advised the administration of Nansen Inst. Accuracy from 2006 to 2007 and Jamef in 2007. Since 2007 Mr. Ivan holds the position of Chief Executive Officer of Axxiom Technology Solutions S.A.

João José de Araújo Pereira Pavel

Born on March 2, 1982, he graduated in Economics from IBMEC - RJ. He began his career in Andrade Gutierrez Group, where he served three years in the investment area. In 2006, the Andrade Gutierrez group bought shares in Light S/A, where he worked for two years as Manager of Financial Projects. In 2008 he returned to the area of investment of Andrade Gutierrez S.A. He is an alternate member of the Board of telecommunications companies Tele Norte Leste Participacoes S.A, Telemar Norte Leste S.A, Tele Norte Celular Participacoes S.A and Brazil Telecom S. He’s the director of private equity firms in other societies CTX Participações S.A, and Privatinvest Participacoes S.A and  Alium Participacoes S.A.

Márcio de Araújo Faria

Born on July 9, 1950, he graduated in Electrical Engineering - Systems option - PUC - RJ and holds a masters degree in Business Administration from the University of California, Berkeley, USA. Since 2005 acts as Investment Director of the Atlantic Foundation of Social Security. Between 2000 and 2005 he was Director of Corporate Finance at Finantia (Portugal) in Brazil. Between 1991 and 1999 he was Managing Director and partner of Banco Brascan S.A. Between 1980 and 1990 he was Director of the Brokerage Omega (acquired by UBS Brazil). Between 1975 and 1979 he was Superintendent of the Capital Markets BNDESPAR S.A (subsidiary of BNDES). Member of the Board of Directors of the company's participation in other companies, Fiago SA since November 2005. He is an alternate member of the Board of CTX Participações S.A, a company that invests in other companies, since April 2008. He is an alternate member of the Board of Directors of Contax Participacoes S.A, whose principal activity is to join a company that provides call center services, since June 2008.

Antônio Bráulio de Carvalho

Born on November 3, 1957, a lawyer graduated from the Faculty of Law of Varginha / MG, with a specialization in Actuarial Techniques applied to Basic Pension Funds Association of Unified School District Federal (AEUDF) and MBA in Management and Pension Fund Pension Fundacao Getulio Vargas - FGV and is currently pursuing MA in Economics and Welfare. It employed the Caixa Economica Federal (CEF) since June 1984. He is Director of Planning and Controlling of the Foundation of the Federal Savings and - FUNCEF, elected in 2006. He is Director of the National Association of Participants of Pension Funds (ANAP) and the Board of Management of Pension Funds (CGPC). He was head of the Staff Association Federal Savings Bank - APCEF MG, unions of bank employees of Belo Horizonte and Brasilia and chaired the Southern Regional Mine CUT. In CEF, was Executive Assistant II, operations manager and general manager. Elected alternate member of the Board of Directors of Contax Participacoes S.A, in April 2009 with possession on the same date and term of office of three years. Elected member of the Board of CTX Participações S.A, a company that invests in other companies, in April 2008.

Luis Antonio dos Santos

Born on February 18, 1953, he graduated in economics from the University Gama Filho, master degree in Capital Markets Brazilian Institute of Capital Markets, Accredited CVM RJ 2008-6337 for the Exercise of Portfolio Management, with courses Fixed Income conducted by the Financial Economic Consulting, Investment Funds Course conducted by the Financial Economic Advisers, Securities Trading Course Abroad of Finance Training, Consultancy and Publications Ltd., Course Derivatives Market of the Graduate School in Economics Getulio Vargas Foundation Course in Futures Markets of Deposits by BM & F Course Strategies and Assembly Operations for Futures and Options Gold by the Brazilian Institute of Capital Markets, Training Course for Operators of gold by the National Association of Gold. Entered into the database of individuals CPF under No. 315774237-04. He worked at the Bank of Brazil from 1974 to 2003, and in BB DTVM Resources Management S.A as Division Manager, Assistant Manager and Operating Team Coordinator from 2000 to 2003, Head of Sector 1996 to 1997 and Operator and Senior Financial Analyst Senior 1986 to 1993. In the Department of Finance, Management of Financial Operations (Gerofi) of the Bank of Brazil was Manager Center from 1998 to 2000 and Director of Capital Markets, Bank of Brazil was Team Coordinator from 1997 to 1998. Petrobras operates the Foundation of Social Security since 2003 serving as Manager of Operations Transactions with the following responsibilities: to ensure that securities transactions with the assets of the institution, under the responsibility of the Operations Sector Transactions in the financial market are executed strictly within the parameters pricing, standards and legislation in force, enjoying the best opportunity for the Foundation and consistent with decisions taken by the Committees for Daily Operations (room) and the Application of Short-Term (COMAC) and the Finance Board, analyze and track the financial markets national and international funds management and outsourcing. Today's replacement Chief Executive Officer of Market Operations. Elected alternate member of the Board of Directors of Contax on 07/04/2009, possession with the same date and term of office of three years.

Alfredo Ferreira de Marques Filho

Born on July 18, 1960, he graduated in Business Administration from International College of Santana; Accounting Faculty Paul Eiró and Actuarial Science at PUC / SP, and Masters in Accounting and Actuarial Sciences at PUC / SP. Entered into the database of individuals CPF / MF under No. 028236498-67. He worked at KPMG (formerly Robert Dreyfuss & Co.) from 1981 to 1989 as Audit Supervisor. He also served in Papaiz Industria e Comercio Ltda. 1989 to 1990 as Administrative Manager. Currently working at Horwath Tufani, Reis & Soares Independent since 1990, holding office / position of partner owner, being responsible for the technical work of auditing, with no record in CNAI n.º 596, authorized to work in trade companies (CVM), Financial Institutions (BCB) and Insurance (SUSEP). He also serves as member of the Supervisory Board of TIM Participacoes SA since April 2008 AGM (2 terms); Industries Romi SA, AGO since March 2009 (2 terms), Providence Co., AGO since April 2008 (2 mandates), elected to the post of Specialist Member of the Audit Committee of Banco ABC Brazil SA, with a term of five years, since March 2008. Elected alternate member of the Board of Directors of Contax on April 7th, 2009, possession with the same date and term of office of three years.

Fiscal Council (Efective)

Sidnei Nunes

Born September 28, 1959, he holds an MBA from the Universidade de São Paulo and is also a graduate in Management and Accounting from Faculdade de Administração Paulo Eiró.  He serves as a Director of Iguatemi Empresa de Shopping Centers S.A., La Fonte Telecom, LFTEL S.A. and Grande Moinho Cearense S.A. and as an Executive Officer of Jereissati Participações S.A., La Fonte Telecom S.A. and LF TEL S.A. since 1995. Mr. Nunes served as CFO of  Iguatemi Empresa de Shopping Centers S.A. from 1995 to 2008 and as a member of the Fiscal Council of Oi subsidiaries in Ceará and Sergipe between 2000 and 2001. His main functions of financial management and controls, accounting and fiscal management of the Company. He also serves as member of the Board of Directors of the Company Iguatemi Shopping Centers S.A since November 2006, elected to the office of Director in November 2006, reelected in April 2008 with a mandate of two years. He is a member of the Board since April 2008 on business Jereissati Participacoes S / A, La Fonte Telecom SA, LF Tel SA and Great Windmill Ceara S / A, all with a term of one year until April 2010. He is a member of the Fiscal Council of Contax Participacoes SA since April 2009, a company whose main activity is the provision of call center services. He also participates as an alternate member of the Supervisory Board of telecommunications companies, Tele Norte Celular Participacoes SA, Tele Norte Leste Participacoes SA, Telemar Norte Leste SA, Brazil Telecom SA and the companies investments in other companies, Telemar Participacoes SA and Coari Participacoes S.A.

Eder Carvalho Magalhães

Born July 1, 1968, he holds an MBA from IBMEC – Instituto Brazilian de Mercado de Capitais and is a graduate in Accounting from Instituto Cultural Newton Paiva Ferreira.  He began his career as a trainee at Price Waterhouse in 1987, where he became supervisor of Audit in 1992 until 1993. Later he served as Finance Controller at Fiat Brazil Ltda. 1993 to 1995. From 1995 Accounting for answers directly from all Group companies Andrade Gutierrez. In January 2002, took office as director of real estate of the Andrade Gutierrez group.

Sergio Mamede Rosa do Nascimento

Born on April 29, 1954, he graduated in Physics - Full Degree from the University of Franca, MBA in finance IBMEC - Brazilian Institute of Capital Markets and postgraduate courses in engineering economics, the UDF - the Association of Unified School District Federal, having received the title of Director 26/10/2009 Tax Certificate IBGC, and 12/18/2009, the Board of Directors of IBGC Certificate, awarded by the Brazilian Institute of Corporate Governance. He worked at Banco do Brazil S.A, from 1975 to 2004, where he held several positions, among which are the highlight of General Manager, Executive Manager of Corporate Finance, Executive Manager of the Unit, Capital Markets, Head of Department Financial Modeling, Technical Adviser of the Presidency and Deputy Chief of the area of socio-economic studies. He also served on the Alliance Insurance Company of Brazil from 1999 to 2003 as Director of Finance, during which it was licensed from the Bank of Brazil. Also served as representative of the Bank of Brazil on the Board of PREVI - Welfare Fund for employees of Banco do Brazil, from 1995 to 1996. Elected member of the Supervisory Board of Contax, on 07/04/2009, indicated by Previ - Caixa Employees Pension Fund of Banco do Brazil, which is part of the Company's control, through the CTX Participações SA, and also acted in the same company, as Director of Administration from April 2006 to June 2008, appointed by the minority shareholders and as an alternate Director of Administration in June 2008 to April 2009.

Aloisio Kok

Born on December 24, 1948, he graduated in Economic and Administrative Sciences, University of São Paulo - USP, refresher courses and has achieved expertise in Brazil and abroad, including the Banking Risk Management Programme from The European Institute of Business Administration- INSEAD. He worked at Banco Bandeirantes S, A, of the Jul/1998 Oct/2000 Internacional.Anteriormente as CFO and served on the ABN-AMRO Bank of the nov/1990 nov/1997 as Deputy Director and Chief Financial Officer. Fiscal Director was Cia Ferro Ligas da Bahia of the Abr/2008 Apr/2010 and Fras-le SA Abr/2009 the Apr/2010, alternate member of the Audit Committee since Abr/2009 Paranapanema SA, Council Tax Iochpe- Maxion SA since Apr/2010 and Fiscal Director of Mahle Metal Leve SA since Abr/2009 and the Board of Directors of Marisol SA since Jul/2009.

Vanessa Montes de Moraes

Born on September 21, 1981, he graduated economics from Ibmec Rio de Janeiro (RJ), Professional Master's Degree in Economics with Ibmec (RJ) and PEC in Corporate Law and Capital Market Law FGV - Rio, entered in registration of individuals CPF / MF under no. He worked at Mellon Global Investments Brazil for 08/2003 12/2005 Analyst for equities. He also worked at the Fundacao Getulio Vargas - FGV / RJ for the period from 01/2002 to 10/2002 as an assistant of Professor Marco Antonio Bonomo, in the search. She was elected as alternate member of the Supervisory Board of the Electricity Company of Rio Grande do Norte - Cosern on March 31, 2009 for a term of office 1 (one) year, and reelected on March 26, 2010 for a period of more than one (a) year after serving also as an alternate member of the Supervisory Board of the Electricity Company of Rio Grande do Norte – Cosern.

Fiscal Council (Alternates)

Aparecido Carlos Correia Galdino

Born on April 14, 1951, he graduated in Business Administration from the Integrated School Princess Elizabeth. Worked for the Jereissati group since 1971, and participated in the process of evolution and growth today. He is currently Chief Financial Officer of La Fonte Participações S.A, company investments in other companies and Jereissati Participacoes S.A, a holding company of the Group Jereissati. He was elected member of the Audit Committee of the Company Iguatemi Shopping Centers S.A, company managing shopping centers, the Boards of Directors of La Source Telecom S.A. and LF Tel SA companies, investments in other companies and the Great Mill Cearense S.A, milling wheat bread and pasta and biscuit industries. He is a member of the Supervisory Board of telecommunications companies Tele Norte Celular Participacoes SA, Brazil Telecom SA, the companies investments in other companies, Telemar Participacoes SA and Coari Participacoes SA, elected alternate member of the Supervisory Board of Contax on April 07 2009.

Helton da Silva Soares

Born in Febuary 25, 1977, Accountant and Lawyer, is a graduate of Catholic University of Minas Gerais (PUC-MG) and an MBA in Finance by IBMEC. Works in Andrade Gutierrez Construction S.A. since July 1st, 1998, acting as a counter (2001-2004), manager of taxes (from 2004 to date) and manager of internal audit (from 2008 to date). He also serves as member of the Audit Company Madeira Energia S.A, a privately held corporation, since 2009, reelected to the position of tax advisor in April 2010, and term of office of over 01 (one) year.

Mário Magalhães de Souza

Born on October 17, 1941, he graduated in Economics from the Unified Teaching Center of Brasilia, with specialization in Training Aides in Quantitative Methods at the University of Brasilia, Graduate Diploma in Economic Engineering Association Unified School District and Federal MBA Corporate Finance at the Catholic University - PUC / Rio Janeiro. He worked at Banco do Brazil from June/62 to May/94, performing some functions such as auditing services in banks, advising on the Human Resources Portfolio and the establishment of the Budget Staff, inaugurated in the sector of credit operations, performing services for the analysis of balance sheet and written exam and was promoted to the position of middle management, answered by the study, control and conduct of operations funding in the company's credit operations retired from occupying the position of General Manager Agency Class "A". Worked for the Welfare Fund for Staff of the Bank of Brazil (Previ) between August/94 and July/96 to cooperate in the reorganization of internal audit of the pension fund Previ. Previously he worked at the Brazilian Association of Development Banks (ABDE) for the period between June/00 and June/03 as a consultant member of the Association for three years providing the collaboration FINEP - Studies and Projects, a development agency under the Ministry of Science and Technology. Currently serves as an alternate member of the Fiscal Council of NEOENERGIA S.A., elected in March/2007 for a period of 3 years and COSERN - Cia Energética Rio Grande do Norte S.A, as alternate member of the Board of Directors in April 2008 for a period of 2 years.

Susana H. Stiphan Jabra

Born August 26, 1957, graduated in Economics from FEA - USP, with a specialization in Financial Management from the Catholic University of São Paulo (PUC / SP) and an MBA in Finance from the Brazilian Institute of Capital Markets IBMEC. He worked in the PROTEU – Ind. e Com. de Confecções Ltda/ Confecções Mayorca Ltda no period from 1984 to 1988 as Partner-Owner. He also worked at Banco Itau S. A, for the period 1989-90 and 1980-83 as Cost and Budget Analyst to Board / Economist Economic Consulting. Later Municipal Housing Company of St. Andrew S / A in the period 1990 to 1992 as Business Manager. Also worked in State Agency LTDA in the period of 05/93 to 09/00 as Manager of Market Research and Information, implanting the area of Market Research and Information Group O Estado de Sao Paulo, where he was also responsible for Planning Management Controletendo and deployed the entire system of administrative and financial controls, budgeting and monitoring of the State Agency/Broadcast. Worked at Petrobras Social Security Foundation - Petros, the period from 04/03 to 03/08 as Executive Manager of Investments, responsible for definition and implementation of training program directors of listed companies by Petrobras Social Security Foundation - Petros. Currently it operates, since May/08, as Director of Partner of Consulting HJN Ltda., A consulting firm specializing in industry analysis and financial advice and planning and corporate governance, highlighted as an experience as representative of shareholders on corporate negotiations involving mergers and acquisitions (Telecom Italia / Telecom Brazil), takeovers (HI / Brazil Telecom), sale of shares (Acesita, Telemig), IPO (CPFL), IPO (Perdigão), corporate and financial restructuring (Paranapanema, Hopi Hari) , shareholder agreements, investment agreements, agreements of votes, agreements of financial restructuring, among others. Also acted as Counselor of Directors - Member of the Board of Directors of CPFL Energia S.A. (2009/10), Member of the Board of Directors of the Bonaire Participacoes S.A. (2009/11 and 2003/08), Member of the Board of Directors of CPFL Energia, CPFL Paulista, CPFL Geração, CPFL Piratininga (2003/05 and 2006/07), Full member of Tele Norte Celular Participacoes (2006/08), Alternate Member of Telemig Celular Participacoes (2003/05), Deputy Member of Perdigao (2006/09), Deputy Member of the Board of BRF Foods Brazil S.A (Sadia S.A/ Perdigao S.A merger) (2009/2011), Alternate Member Newtel of Investments (2004/08). Member of the Compensation Committee of CPFL Energia (2003/05), Member of the Evaluation Committee Processes and Internal Controls of CPFL Energia (2005/06), Coordinator of Related Parties Committee of CPFL Energia (2006/07 and 2009 / 2010), Member of the Corporate Governance Committee of CPFL Energia (2005/06), Deputy Member of the Management Committee of People's CPFL Energia (2006/07 and 2009/2010), Member of the Audit Committee of CPFL Energia (2005/06 and 2007/08), Member of the Social Responsibility Committee of Petrobras Social Security Foundation - Petros.

Ricardo Magalhães Gomes

Born on August 27, 1970 is formed in Electrical Engineering from PUC -  Rio de Janeiro, with a Masters in Production Engineering from PUC - Rio de Janeiro. He currently works in Argucia Capítal Management as a partner and fund manager of equities and as director of resource management Arguciacapital LTDA. He previously worked at Mellon Global Investments Brazil from 1998 to 2005, as senior portfolio manager. He also served on the Bank Gulfinves 1995 to 1997 as supervisor of financial transactions. Previously he worked for Nacional Bank from 1992 to 1994, as a financial analyst.

Executive Officers

Michel Neves Sarkis

Born February 28, 1969, he holds a Bachelor’s Degree in Management from UFES – Universidade Federal do Espírito Santo, a degree in Accounting from Faculdade Costa Braga — São Paulo and an MBA from Pontifícia Universidade Católica — São Paulo.  In December 2010, was elected CEO of the Company, accumulating, in addition to this, the functions of CFO, which exercises since april 2001, and of Investor Relations Officer, which exercises since December 2004.  Prior to joining us, he worked for five years as an auditor at PricewaterhouseCoopers from June 1990 to August 1995.  He also acted as Divisional Controller of Pepsi in Minas Gerais and Rio de Janeiro for more than two years, from August 1995 to November 1997, where he was responsible for the financial department.  In November 1997, he was appointed General Manager of the Rio de Janeiro Division of Conectel Paging Company.  In 1999, he joined Prosegur Brazil as General Manager of the Bahia and Espírito Santo Division.

Dimitrius Rogério de Oliveira

Born February 04, 1973, he holds a graduate degree in  Electrical Engineering from Universidade de Mogi das Cruzes, and a MBA in Maketing from ESPM – Escola Superior de Propaganda e Marketing  and an extension in  Business Development from BSP – Business School São Paulo.  He has broad experience in large companies in areas of  technical, services, marketing and commercial. Prior to joint us, he worked at Ericsson Enterprise (1994-1999), as Services Manager (1995-1997) and Sales Manager (1997-1999). Acted in Lucent Technologies (1999-2001) as Sales Manager and Contact Centers Consultant (Brazil and Latin America). In Avaya Inc e Brasil (2001-2008), held the positions of Director of Consulting and Systems Integration for Latin America and Caribe (2004-2007)  and Sales Director of Applications and Services of Avaya Brasil (2007-2008), respectively. In Contax, acted as Operations Directos from October 2008 January 2010. He currently acts as Commercial Director of the Company.

Eduardo Noronha

Born July 29, 1971, he holds a graduate degree in Mechanical Engineering from Universidade Federal de Minas Gerais, a postgraduate degree in Quality Engineering from Pontifícia Universidade Católica de Minas Gerais and has undertaken the Advanced Management Program at Fundação Dom Cabral/INSEAD.  He has acted as our COO since July 2009.  Prior to joining us, he worked for three years as a Quality Assurance Supervisor of Delphi Automotive System in the Packard Division from March 1995 to February 1998.  He also has acted as Quality Engineer, Human Resources and was Plant Manager of AmBev in Minas Gerais, São Paulo and Rio de Janeiro for more than seven years, from February 1998 to March 2005.  In 2005, he worked for Rio de Janeiro Refrescos, a Coca Cola bottler, as an Industrial Director responsible for production and distribution in the Espirito Santo and Rio de Janeiro regions.  From April 2006 to April 2009, he was the Human Resources and Management Director of Sadia.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: January 4, 2011

CONTAX PARTICIPAÇÕES S.A.

By:	/S/ Michel Neves Sarkis
Name: Michel Neves Sarkis Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.